6/10/10



SECURITIES AND EXCHANGE COMMISSION
W

10030263

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

amended

| SEC FILE NUMBER |
|---|
| 8- 52572 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHITE MOUNTAIN CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 BROADWAY - SUITE 1807
(No. and Street)

| NEW YORK | NY | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER MONTALBANO 212-509-0313
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAMLER, LEWIS & NOREMAN LLP
(Name – *if individual, state last, first, middle name*)

| ONE LINDEN PLACE | GREAT NECK | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/10/10

# OATH OR AFFIRMATION

I, PETER MONTALBANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHITE MOUNTAIN CAPITAL, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

SCOTT H. GOLDSTEIN
Notary Public, State of New York
No. 31-4849852
Qualified in New York County
Commission Expires April 28, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE MOUNTAIN CAPITAL LLC

AGREED UPON PROCEDURES REQUIRED BY

SEC RULE 17a-5(e)(4)

FOR THE NINE MONTHS ENDED

DECEMBER 31, 2009



KAMLER, LEWIS & NOREMAN LLP
*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

**Independent Accountants' Report**

Members and Directors of White Mountain Capital LLC
65 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by White Mountain Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating White Mountain Capital LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC – 7T). White Mountain Capital LLC's management is responsible for the White Mountain Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in the general ledger for the nine months ended December 31, 2009, as applicable, with the amounts in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and related working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



KAMLER, LEWIS & NOREMAN LLP
*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

**Independent Accountants' Report (continued)**

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 1, 2010
Great Neck, New York

WHITE MOUNTAIN CAPITAL LLC
Schedule of Assessment and Payments
Transitional Assessment Reconciliation (Form SIPC-7T)
To the Securities Investor Protection Corporation (SIPC)
For the Nine Months Ended December 31, 2009

Assessment $ 3,260

Payments made to Securities Investor Protection Corporation:

| Date | Amount |
|---|---|
| December 30, 2008 | $ 150 |
| July 27, 2009 | 1,182 |
| To be paid | 1,928 |
| | $3,260 |

Unaudited – See accompanying agreed upon procedures.

WHITE MOUNTAIN CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2009

WHITE MOUNTAIN CAPITAL, LLC
Financial Statements and Supplementary
Information Required By Rule 17a-5 of
The Securities and Exchange Commission
And Independent Auditor's Report
and Report on
Internal Accounting Control
December 31, 2009

| Index | Page |
|---|---|
| Financial Statements: | |
| Independent Auditor's Report | 1 |
| Statement of Financial Condition as of December 31, 2009 | 2 |
| Statement of Operations for the year ended December 31, 2009 | 3 |
| Statement of Changes in Members' Equity for the year ended December 31, 2009 | 4 |
| Statement of Cash Flows for the year ended December 31, 2009 | 5 |
| Notes to Financial Statements | 6-9 |
| Supplementary Information Required By Rule 17a-5 of the Securities and Exchange Commission: | |
| Independent Auditor's Report | 10 |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 11 |
| Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission | 12 |
| Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 | 13-14 |



KAMLER, LEWIS & NOREMAN LLP
*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Members and Directors of
White Mountain Capital, LLC

We have audited the accompanying statement of financial condition of White Mountain Capital as of December 31, 2009 and the related statements of operations and members' equity and cash flows for the year ended December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Mountain Capital, LLC at December 31, 2009 and the results of its operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP
Kamler, Lewis & Noreman LLP

February 1, 2010
Great Neck, New York

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2009

## Assets

| | |
|---|---|
| Cash and Cash Equivalents | $ 612,192 |
| Deposits with clearing organization - (Note 1) | 75,000 |
| Due from clearing organization | 39,992 |
| Other receivable | 5,664 |
| Property and equipment-net (Note 2) | 17,399 |
| Prepaid expenses and other assets | 44,499 |
| | $ 794,746 |

## Liabilities and Members' Equity

| | |
|---|---|
| Liabilities: | |
| Note payable (Note 7) | $ 31,734 |
| Accounts payable and accrued expenses | 77,781 |
| Payable to clearing broker | 7,796 |
| Deferred income (Note 11) | 143,334 |
| | 260,645 |
| Commitments and contingencies (Notes 3, 4, 5, 6, 8, 9, 10 and 11) | |
| Members' Equity | 534,101 |
| | $ 794,746 |

See accompanying notes to financial statements.

# WHITE MOUNTAIN CAPITAL, LLC
## Statement of Operations
## For the Year Ended December 31, 2009

| | |
|---|---:|
| Revenues: | |
| Firm trading income, net | $ 1,090,615 |
| Commissions | 993,752 |
| Interest and dividends | 80,681 |
| Other | 39,998 |
| Total Revenues | 2,205,046 |
| | |
| Direct expenses: | |
| Compensation, payroll taxes and benefits | 1,220,338 |
| Commissions | 128,744 |
| Floor brokerage and clearance charges | 409,060 |
| Short dividends | 12,518 |
| Interest | 4,759 |
| Other operating expenses | 488,222 |
| | 2,263,641 |
| | |
| Loss from operations | (58,595) |
| | |
| Local income taxes | 39,113 |
| | |
| Net loss | $ (97,708) |

See accompanying notes to financial statements.

WHITE MOUNTAIN CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

| | |
|---|---|
| Opening Balance, January 1, 2009 | $ 891,861 |
| Distributions | (260,052) |
| Net loss | (97,708) |
| Balance, December 31, 2009 | $ 534,101 |

See accompanying notes to financial statements.

WHITE MOUNTAIN CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net Loss | $ (97,708) |
| Adjustments to reconcile net loss to cash: | |
| Depreciation | 7,695 |
| Deferred income | (39,998) |
| Changes in assets and liabilities: | |
| Decrease in due from clearing house | 127,809 |
| Increase in other receivables | (5,664) |
| Decrease in prepaid expenses and other assets | 20,915 |
| Decrease in accounts payable and accrued liabilities | (34,199) |
| Net Cash Used By Operating Activities | (21,150) |
| Cash Flows From Investing Activities: | |
| Acquisition of property and equipment | (5,284) |
| Net Cash Used By Investing Activities | (5,284) |
| Cash Flows from Financing Activities: | |
| Members distributions | (260,052) |
| Payments of note payable | (18,941) |
| Increase in due to clearing broker | 7,796 |
| Net Cash Used by Financing Activities | (271,197) |
| Net Decrease in Cash and Cash Equivalents | (297,631) |
| Cash and Cash Equivalents, beginning of year | 909,823 |
| Cash and Cash Equivalents, end of year | $ 612,192 |
| Supplemental Disclosure of Cash Flows Information | |
| Cash Paid During the Period For: | |
| Interest | $ 4,759 |
| Local taxes | $ 29,113 |

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

White Mountain Capital, LLC (the "Company") is a securities broker and also earns commissions on sales of subscriptions in Mutual Funds and Annuity Contracts. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York City metropolitan area. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2009

Securities Transactions

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at the lower of cost or market. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue Recognition

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial. Agent placement fees are recognized in the period earned.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members. The Company is subject to local New York City taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and libilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 11, 2010 for these financial statements.

Note 2 - Property and Equipment - Net

Property and equipment consist of the following at December 31, 2009:

| | |
|---|---|
| Furniture and fixtures | $ 12,249 |
| Computer equipment and software | 23,312 |
| | 35,561 |
| Less: Accumulated depreciation | 18,162 |
| | $ 17,399 |

Depreciation charged to income was $7,695 during the year ended December 31, 2009.

Note 3 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group, and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker.

Note 3 - Related Party Transactions (continued)

The Company received commission income of approximately $655,000 from affiliates and other related parties.

Note 4 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. After paying the initial capital contribution to class B units, the remaining distributions shall be pro rata according to ownership percentage.

Note 5 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Securities Sold Short

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions. At December 31, 2009, the Company did not have any securities sold short.

Note 7 - Note Payable

In connection with a disciplinary action by the NASD Department of Enforcement, the Company was assessed a fine of $100,000. The fine was payable $25,000 immediately, with the balance of $75,000 payable over 4 years. The note matures in June 2011 and bears interest at 11.25%.

The following is a summary of maturities of long term debt:

| | |
|---|---|
| 2010 | $ 22,694 |
| 2011 | 9,040 |
| | $ 31,734 |

Note 8 - Leases

In June, 2007, the Company entered into an operating lease for office space in New York City, which expires in June, 2010. Rent expense for the year ended December 31, 2009 was $100,500.

Note 9 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2009, the Company had net capital of $472,030, which was $372,030 in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to .55 to 1.

Note 11 - Clearing Broker

In March 2008, the Company entered in to an agreement with National Financial Services, LLC (NFS) to execute and clear transactions and carry accounts on a fully disclosed basis on behalf of the Company's customers. The agreement is for a term of five years and became effective in August 2008. The agreement requires the Company to maintain minimum net capital of $250,000 and maintain an escrow deposit of $75,000. The minimum clearing and execution charges are $15,000 per month. As part of the agreement, NFS gave the Company a credit of $200,000 towards its clearance fees. This amount is being amortized over the life of the agreement of 5 years. In 2009, the amortization of the clearance fee credit was $39,998 and is included in other revenues in the statement of operations.

Note 12 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



KAMLER, LEWIS & NOREMAN LLP

*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report
On Supplementary Information
Required By Rule 17a-5 of the
Securities and Exchange Commission

Members and Directors
White Mountain Capital, LLC

We have audited the accompanying financial statements of White Mountain Capital, LLC for the year ended December 31, 2009 and have issued our report thereon dated February 1, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 1, 2010
Great Neck, New York

WHITE MOUNTAIN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2009

Schedule I

| | |
|---|---|
| Net Capital: | |
| Total members' equity per statement of financial condition | $ 534,101 |
| Total net capital | 534,101 |
| | |
| Deductions - nonallowable assets: | |
| Property and equipment, net | 17,399 |
| Other assets | 44,672 |
| Total nonallowable assets | 62,071 |
| | |
| Haircuts on trading securities | - |
| Total Net Capital (Note 11) | $ 472,030 |
| | |
| Aggregate Indebtedness: | |
| Payable to clearing broker | $ 7,796 |
| Accounts payable and accrued expenses | 77,781 |
| Deferred income | 143,334 |
| Long term debt | 31,734 |
| Total Aggregate Indebtedness | $ 260,645 |
| | |
| Computation of Basic Net Capital Requirement: | |
| | |
| Minimum net capital required (6-2/3% of $260,645) | $ 17,377 |
| | |
| Minimum dollar net capital requirement | $ 100,000 |
| Net capital requirement | $ 100,000 |
| | |
| Excess net capital (Note 11) | $ 372,030 |
| | |
| Ratio of aggregate indebtedness to net capital (Note 10) | .55 to 1 |

WHITE MOUNTAIN CAPITAL, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4) of
The Securities and Exchange Commission
December 31, 2009

Schedule II

| | |
|---|---|
| Net Capital, as reported in the Company's December 31, 2009 FOCUS Report | $ 472,030 |
| Net Capital per this report (Schedule I) | $ 472,030 |

No material differences were identified between the Company's Net Capital per the December 31, 2009 FOCUS Report and Net Capital calculated per Schedule I of this report.



KAMLER, LEWIS & NOREMAN LLP
*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5

Members and Directors
White Mountain Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of White Mountain Capital, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by White Mountain Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



KAMLER, LEWIS & NOREMAN LLP

*Certified Public Accountants*

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing the assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 1, 2010
Great Neck, New York

KAMLER, LEWIS & NOREMAN LLP

One Linden Place • Great Neck, NY 11021-2640
Tel (516) 829-0900 • Fax (516) 829-0906

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